Exhibit 99.b

CROWN AMERICAS LLC

LETTER TO HOLDERS

To Holders of 5.875% Senior Notes due 2033:

Crown Americas LLC (the “Company”) is offering, upon and subject to the terms and conditions set forth in the Prospectus, dated , 2025 (the “Prospectus”), and the enclosed Letter of Transmittal (the “Letter of Transmittal”), to exchange (the “Exchange Offer”) (i) each $1,000 principal amount of their 5.875% Senior Notes due 2033 (the “New Notes”) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a registration statement (the “Registration Statement”) of which the Prospectus is a part, for each $1,000 principal amount of their outstanding 5.875% Senior Notes due 2033 (the “Old Notes”), of which $700,000,000 aggregate principal amount is outstanding. The Exchange Offer is being made in order to satisfy certain obligations of the Companies contained in that certain Registration Rights Agreement, dated as of May 27, 2025, Crown Holdings, Inc., the Company, BOFA Securities, Inc. as representative of the initial purchasers, and the Guarantors (as defined therein), relating to the $700 million 5.875% Senior Notes due 2033.

Briefly, you may either:

a.	Tender all or some of your Old Notes, along with a completed and executed Letter of Transmittal, and receive New Notes in exchange; or

b.	Retain your Old Notes.

All tendered Existing Notes must be received on or prior to 2025 at 5:00 p.m., New York City Time (the “Expiration Date”), as shown in the accompanying Prospectus.

Please review the enclosed Letter of Transmittal and Prospectus carefully. If you have any questions on the terms of the Exchange Offer or questions regarding the appropriate procedures for tendering your Existing Notes and the Letter of Transmittal, please call (800) 934-6802 or write:

U.S. Bank Trust Company, National Association

111 Fillmore Avenue

St. Paul, MN 55107-1402

Attn: Specialized Finance